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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
FREEPORT-MCMORAN COPPER & GOLD INC.

(Name of Issuer)
Common Stock, par value $0.10 per share

(Title of Class of Securities)
35671D857

(CUSIP Number)
Scott Kislin, Esq.
General Counsel
Atticus Capital LP
152 West 57th Street, 45th Floor
New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 17, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l (g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	35671D857	Page	2	of	7

1	Names of Reporting Persons. Atticus Capital LP

	I.R.S. Identification Nos. of above persons (entities Only).

2	Check the Appropriate Box if a Member of a Group (see Instructions):
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions):

	WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

	☐

6	Citizenship or Place of Organization:

	Delaware

	7	Sole Voting Power

Number of		28,565,673

Shares	8	Shared Voting Power
Beneficially
Owned by		0

EACH	9	Sole Dispositive Power
Reporting
Person		28,565,673

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

	28,565,673

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent Of Class Represented by Amount in Row (11):

	7.48%

14	Type of Reporting Person (See Instructions)

	PN

CUSIP No.	35671D857	Page	3	of	7

1	Names of Reporting Persons.
	Atticus Management LLC

	I.R.S. Identification Nos. of above persons (entities Only).

2	Check the Appropriate Box if a Member of a Group (see Instructions):
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions):

	WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

	☐

6	Citizenship or Place of Organization:

	Delaware

	7	Sole Voting Power

Number of		28,565,673

Shares	8	Shared Voting Power
Beneficially
Owned by		0

EACH	9	Sole Dispositive Power
Reporting
Person		28,565,673

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

	28,565,673

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent Of Class Represented by Amount in Row (11):

	7.48%

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	35671D857	Page	4	of	7

1	Names of Reporting Persons.
	Timothy R. Barakett

	I.R.S. Identification Nos. of above persons (entities Only).

2	Check the Appropriate Box if a Member of a Group (see Instructions):
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions):

	OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

	☐

6	Citizenship or Place of Organization:

	Canada

	7	Sole Voting Power

Number of		28,565,673

Shares	8	Shared Voting Power
Beneficially
Owned by		0

EACH	9	Sole Dispositive Power
Reporting
Person		28,565,673

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

	28,565,673

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent Of Class Represented by Amount in Row (11):

	7.48%

14	Type of Reporting Person (See Instructions)

	HC, IN

CUSIP No. 35671D857	Page 5 of 7

     This Amendment No. 1 amends and supplements the Schedule 13D filed on June 11, 2007 (the “Original Filing”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Original Filing is hereby amended by adding the following at the end thereof:
     As of August 17, 2007, the Reporting Persons may be deemed to beneficially own an aggregate of 28,565,673 Shares as detailed in Item 5.
     As of August 17, 2007, the aggregate purchase price for the Shares that the Funds and Accounts may be deemed to beneficially own is approximately $986,975,005. Such funds have come from the working capital of the Funds and the Accounts.
Item 5. Interest in Securities of the Issuer
     Items 5(a) and 5(b) of the Original Filing are hereby amended and restated as follows:
     (a) and (b) Based on the Company’s Quarterly Report on Form 10-Q for the period ending June 30, 2007, as of July 31, 2007 there were 381,728,862 Shares outstanding. As of August 17, 2007, each of the Reporting Persons may be deemed to beneficially own an aggregate of 28,565,673 Shares (7.48%), comprised of (i) 15,336,173 Shares owned directly by the Funds and the Accounts and (ii) 13,229,500 Shares purchasable upon exercise of call options.
     Each of the Reporting Persons has the sole power to vote, direct the vote, dispose of or direct the disposition of Shares that they beneficially own.
     Item 5(c) of the Original Filing is hereby amended by adding the following at the end thereof:
     (c) All transactions in the Shares effected during the past 60 days prior to and including August 17, 2007 are set forth in Exhibit 4 attached hereto. All of such transactions were effected in the over-the-counter market in routine broker transactions.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Original Filing is hereby amended by adding the following at the end thereof:
     The Funds and Accounts may from time to time enter into and unwind cash settled equity swaps, exchange traded “over-the-counter” puts and calls, warrants, forward purchase or sale transactions, future transactions, cap transactions, floor transactions, collar transactions, or other options or derivative or risk management transactions with respect to the Shares. The return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of the Shares in comparison to one or more other financial instruments, indexes, securities, baskets or groups of securities in which Shares may be included, currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any index or other similar transaction (including any option with respect to any of these transactions) or any combination of these transactions with one or more counterparties.
     As of August 17, 2007, the Funds and Accounts have additional long economic exposure to 19,359,974 Shares through such arrangements (in addition to the 13,229,500 Shares purchasable upon exercise of call options) for an aggregate exposure of 47,925,647 Shares, equal to 12.55% of the Company’s outstanding Shares. These arrangements do not, as of August 17, 2007, give the Reporting Persons or the Funds and Accounts voting or investment control over the underlying securities of the Company and, accordingly, the Reporting Persons disclaim any beneficial ownership in any securities held or which may be acquired by the counterparty to such arrangements.
Item 7. Material to Be Filed as Exhibits
     Item 7 of the Original Filing is hereby amended by adding the following at the end thereof:
Exhibit 4 Schedule of transactions effected in the 60 days prior to and including August 17, 2007

CUSIP No. 35671D857	Page 6 of 7
Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2007

ATTICUS CAPITAL LP

By:	Atticus Management LLC,
its general partner

By:	/s/ Timothy R. Barakett*

Timothy R. Barakett
Managing Member

ATTICUS MANAGEMENT LLC

By:	/s/ Timothy R. Barakett*

Timothy R. Barakett
Managing Member

TIMOTHY BARAKETT

By:	/s/ Timothy R. Barakett*

Timothy R. Barakett

* by Dennis Bertron, attorney-in-fact

Exhibit Index

3	Power of Attorney dated June 7, 2007 (incorporated herein by reference to Schedule 13D filed by the Reporting Persons on June 11, 2007)

4	Schedule of transactions effected in the 60 days prior to and including August 17, 2007